SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



          For the fiscal year ended December 31, 1999

          Commission File Number 1-2227

          C.       Full title of the plan:

                   Crown Cork & Seal Company, Inc.
                   401(K) Retirement Savings Plan

          D. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:


                       CROWN CORK & SEAL COMPANY, INC.
                              ONE CROWN WAY
                       PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                       Page(s)


Signatures.........................................................      3

Report of Independent Accountants..................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA......    7 to 16

Exhibit 23 - Consent of Independent Accountants....................      17

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                         Crown Cork & Seal Company, Inc.
                                         401 (K) Retirement Savings Plan



                                     By:  /s/ James T. Malec
                                          ------------------------------
                                          James T. Malec
                                          Member, Benefit Plan Committee

Date: June 28, 2000

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the
years ended December 31, 1999 and 1998

Additional information required for Form 5500
as of and for the year ended December 31, 1999

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Table of Contents
--------------------------------------------------------------------------------


                                                                     Page Number


Report of Independent Accountants                                        1


Basic Financial Statements

      Statement of Net Assets Available for Benefits                     2

      Statement of Changes in Net Assets Available for Benefits          3

      Notes to Financial Statements                                    4 - 8


Additional Information *

      Schedule I -  Schedule of Assets Held for Investment Purposes      9

      Schedule II - Schedule of Reportable Transactions                 10
                    (Nonparticpant-Directed Investment Transactions or Series of Transactions in Excess of 5% of Plan Assets)


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2000

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                    As of December 31,
                                                                              1999                       1998
                                                                       -----------------          -----------------
Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                                              $ 66,544,350  *            $ 36,925,536 *
    Vanguard Balanced Index Fund                                           12,446,534  *               7,373,064
    Vanguard Explorer Fund                                                  9,550,804  *               3,113,920
    Vanguard International Growth Fund                                      6,710,321                  4,614,494
    Vanguard Total Bond Market Index Fund                                   5,064,428                  2,699,675
    STI Classic Prime Quality Money Market Fund                                68,332                          -
                                                                       -----------------          -----------------
                                                                          100,384,769                 54,726,689
Crown Cork & Seal Company, Inc. Stock Fund                                 23,254,507  **             29,064,510 **
Participant Loans                                                           3,761,625                  1,700,584
                                                                       -----------------          -----------------
                                                                          127,400,901                 85,491,783
                                                                       -----------------          -----------------
Investments, at contract value
Crown Cork & Seal Fixed Income Fund                                        57,438,771  *              52,839,270 *
                                                                       -----------------          -----------------
        Total investments                                                 184,839,672                138,331,053
                                                                       -----------------          -----------------

Asset transfer from the Crown Cork & Seal Company, Inc.
    401(k) Retirement Savings Plan for Employees of
    Risdon Corporation                                                              -                 21,636,300 *
                                                                       -----------------          -----------------

Receivables
Employer's contributions                                                      177,457                    132,464
Participants' contributions                                                   624,424                    519,289
                                                                       -----------------          -----------------
        Total receivables                                                     801,881                    651,753
                                                                       -----------------          -----------------

Net assets available for benefits                                        $185,641,553               $160,619,106
                                                                       =================          ==================


*   Represents 5% or more of net assets available for benefits.
** Represents nonparticipant-directed investments that are 5% or more of net assets available for benefits.


The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                  Year Ended December 31,
                                                                              1999                       1998
                                                                       -----------------          -----------------
Additions
Investment income:
     Interest and dividend income, investments                           $  7,553,898               $  4,800,002
     Interest income, participant loans                                       267,745                     68,305
     Net appreciation (depreciation) in fair value of investments           5,046,209                 (5,778,108)
                                                                       -----------------          -----------------
                                                                           12,867,852                   (909,801)
                                                                       -----------------          -----------------
Contributions:
     Employer                                                               2,056,808                  1,301,613
     Participant                                                            7,996,719                  5,579,224
                                                                       -----------------          -----------------
                                                                           10,053,527                  6,880,837
                                                                       -----------------          -----------------

Asset transfers in                                                         23,290,214                 34,844,528
                                                                       -----------------          -----------------
        Total additions                                                    46,211,593                 40,815,564
                                                                       -----------------          -----------------

Deductions
Payment of benefits                                                        21,185,006                 14,379,173
Administrative expenses                                                         4,140                      1,260
                                                                       -----------------          -----------------
        Total deductions                                                   21,189,146                 14,380,433
                                                                       -----------------          -----------------


Net increase                                                               25,022,447                 26,435,131

Net assets available for plan benefits:
     Beginning of period                                                  160,619,106                134,183,975
                                                                       -----------------          -----------------
     End of period                                                       $185,641,553               $160,619,106
                                                                       =================          =================



The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Cork & Seal Company, Inc. (the "Company") may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC") and Suntrust Bank ("Suntrust") to assume both trustee and recordkeeping responsibilities.

The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. ("CONSTAR Salaried 401(k)"), the participant accounts of the salaried employees of Zeller Plastik, Inc. 401(k) Savings Plan ("Zeller") and the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum ("Golden Aluminum") were merged with and into the Plan effective March 31, 1999, August 31, 1999 and December 31, 1999, respectively. The assets transferred totaled $20,982,739, $966,188 and $1,110,242 for CONSTAR Salaried 401(k), Golden Aluminun, and Zeller, respectively.

The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company ("Van Dorn 401(k)") and the participant accounts of the salaried employees of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Risdon Corporation ("Risdon 401(k)") were merged with and into the Plan effective September 30, 1998 and December 31, 1998, respectively. The assets transferred in 1998 totaled $13,208,228 and $21,636,300 for Van Dorn 401(k) and Risdon 401(k), respectively. An additional $231,045 of assets for the Risdon 401(k) were transferred in February 1999.

During  the  conversion   process  freeze  periods  were  enforced  to  restrict
transactions. Once the freeze periods were lifted participants could change investment elections.

Contributions
The Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) component of the plan allows before-tax employee contributions of 2% to 12% of annual compensation. Contribution rates are subject to certain limitations, $10,000 in 1999 and 1998, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee's contribution which ranges from 3 - 6 percent of compensation depending on the employer company. Company contributions are invested in Company common stock.

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

Participant Accounts
Each participant's account is credited with participant's contribution and the participant's allocation of the Company's contribution, as described above. Plan earnings are allocated to the participant's account based on participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) Participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant's election.

Forfeited Accounts
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 1999 and 1998 forfeited non-vested accounts totaled $1,485 and $66,474, respectively. Also, in 1999 and 1998, Company contributions were reduced by forfeitures of $74,181 and $0, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Investment Options
During the plan years ending December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

         Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

         Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

         Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         Vanguard Total Bond Market Index Fund: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

         STI Classic Prime Quality Money Market Fund: Invests in high quality short-term debt securities. These include CDs, bankers' acceptances, commercial paper, U.S. Treasury securities and some municipal securities and repurchase agreements. It is designed to maintain a constant $1.00 share value.

         Crown Cork & Seal Company, Inc. Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

         Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of your original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 unit value.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Financial Statement Presentation
The  plan  adopted  Statement  of  Position  ("SOP")  99-3,  Accounting  for and
Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant-directed investments.

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value (Note 5). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's fixed income fund are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

                     Crown Cork & Seal Company, Inc. Stock Fund
                     ------------------------------------------
                                                1999                  1998
                                                ----                  ----
Changes in Net Assets:
Interest & dividend income                  $   949,443          $  809,143
Net appreciation/(depreciation)              (8,094,832)        (14,622,225)
Contributions                                 3,339,432           2,736,414
Distributions                                (2,165,507)         (2,417,974)
Interfund transfers                          (1,626,671)         (1,785,480)
Asset transfers in                            1,862,670           2,187,859

NOTE 4 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                               1999                 1998
                                               ----                 ----
Registered investment companies             $13,141,041         $ 8,844,117
Common stock                                 (8,094,832)        (14,622,225)
                                           -------------       -------------
                                            $ 5,046,209         $(5,778,108)
                                           =============       =============

CROWN CORK & SEAL COMPANY, INC. 401(k)
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 5 - CROWN  CORK & SEAL FIXED INCOME FUND

The Crown Cork & Seal Fixed Income Fund (the "Fund") consists of guaranteed investment contracts, $27,245,170, and synthetic investment contracts with various banks and insurance companies ("Issuers"). Additionally, the Fund holds units of the Vanguard Retirement Savings Trust, a common/commingled trust sponsored by VFTC with a value of $14,714,956. The Vanguard Retirement Savings Trust (the "Trust") is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit. The Fund is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive. The synthetic investment contracts constitute investments in common collective trusts and mortgage backed securities, $16,206,608, and wrapper contracts, $(705,561). The value provided (reduced) by the wrapper contracts represents the difference between the value of the synthetic investment contracts and the underlying investments. The Fund also included net other liabilities (including units receivable and payable) in the amount of $22,402. The crediting interest rates of the investment contracts ranged from 5.95% to 6.69% at December 31, 1999. As the contracts mature, the proceeds are invested in the Vanguard Retirement Savings Trust.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies managed by affiliates of VFTC and Suntrust. VFTC and Suntrust act as trustees for those investments as defined by the Plan. The Plan also invests in shares of the Company's stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 7 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed the company by a letter dated February 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 9 - BENEFIT OBLIGATIONS

Benefit obligations for persons who have recently withdrawn from participating in the Plan were $306,843 as of December 31, 1998. This amount was paid in January 1999, and is reflected as a liability in the Plan's Form 5500. There were no benefits payable at December 31, 1999.

                     Additional Information
                     Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. 401(k)                         Schedule I
RETIREMENT SAVINGS PLAN
Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------
Crown Cork & Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i


    Identity of Participant-Directed Issues                                     Investment Type                     Current Value
------------------------------------------------------------------------------------------------------------------------------------
*   Vanguard 500 Index Fund                                               Registered Investment Company             $ 66,544,350
*   Vanguard Balanced Index                                               Registered Investment Company               12,446,534
*   Vanguard Explorer Fund                                                Registered Investment Company                9,550,804
*   Vanguard International Growth Fund                                    Registered Investment Company                6,710,321
*   Vanguard Total Bond Market Index                                      Registered Investment Company                5,064,428
*   Vanguard Retirement Savings Trust                                     Common/Commingled Trust                     14,714,956
*   STI Classic Prime Quality Money Market Fund                           Registered Investment Company                   68,332
*   Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan        Participant Loans (7.5% - 13.7%)             3,761,625
    Caisse des Depots et Consignations 6.08%  3/31/2000                   Synthetic Investment Contract                1,589,963
    Caisse des Depots et Consignations 5.95%  10/25/2000                  Synthetic Investment Contract                1,515,999
    John Hancock Mutual Life Insurance Company 6.69%  9/15/2000           Guaranteed Investment Contract               2,548,363
    Life of Virginia 6.37%  5/31/2001                                     Guaranteed Investment Contract               5,030,547
    Massachusetts Mutual Life Insurance Company 6.42%  6/25/2002          Guaranteed Investment Contract                 928,468
    Metropolitan Life 6.00%  1/2/2001                                     Guaranteed Investment Contract               3,351,930
    New York Life Insurance Company 6.28%  9/30/2001                      Guaranteed Investment Contract               5,131,267
    Principal Mutual Life Insurance 6.07%  6/30/2001                      Guaranteed Investment Contract               5,202,575
    Transamerica Occidental Life Insurance Company 6.18%  12/31/2000      Guaranteed Investment Contract               5,052,020
    Union Bank of Switzerland 6.27%  6/30/2000                            Synthetic Investment Contract                6,410,713
    West Deutsche Landesbank 6.32%  3/31/2001                             Synthetic Investment Contract                5,984,372




    Identity of Nonparticipant-Directed Issues           Investment Type                   Cost                    Current Value
------------------------------------------------------------------------------------------------------------------------------------

*   Crown Cork & Seal Company, Inc.                       Common Stock                 $ 33,825,006                $ 23,254,507
                                                                                                                   ------------
Total assets held for investment purposes                                                                          $184,862,074
                                                                                                                   ============

* Party in Interest

CROWN CORK & SEAL COMPANY, INC. 401(k)                         Schedule II
RETIREMENT  SAVINGS  PLAN
Schedule  of  Reportable  Transactions  *
Year  Ended December 31, 1999
--------------------------------------------------------------------------------

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line j


                                                                                                       Current Value of
                                                                                           Historical     Asset on
  Identity of                                                      Purchase     Selling     Cost of      Transaction     Historical
 Party Involved                Description of Asset                 Price        Price       Asset          Date         Gain(Loss)
------------------------------------------------------------------------------------------------------------------------------------

The Vanguard Group    Crown Cork & Seal Company, Inc. Stock Fund   $9,214,730                            $9,214,730
The Vanguard Group    Crown Cork & Seal Company, Inc. Stock Fund               $6,083,594  $7,145,183    $6,083,594     $(1,061,589)



* Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.




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